UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ/MF): 02.429.144/0001-93

Corporate Registry (NIRE): 35.300.186.133

EXTRAORDINARY AND ORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of CPFL Energia S.A. (the “Company”) are hereby called, in accordance with the provisions of Article 124 of the Brazilian Law No. 6,404/76, to convene in an Ordinary and Extraordinary Shareholders’ Meeting (“AGO/E”) to be held on April 12, 2012, at 10:00 am, at the head office of the Company, located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo, for the purpose of deciding on the following Agenda:

I. ORDINARY SHAREHOLDERS’ MEETING

a)      Examine the Managers accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Audit Report and the Audit Committee’s Report for the fiscal year ended in 12/31/2011;

b)      Approve the proposal for the destination of the net profits ascertained during the fiscal year of 2011 and the dividend distribution;

c)      Elect the primary and alternate members for the Board of Directors;

d)      Elect the primary and alternate members for the Audit Committee;

e)      Set the compensation of the Administration of the Company; and

f)       Set the compensation of the members of the Audit Committee.

II. EXTRAORDINARY SHAREHOLDERS’ MEETING

Ratify, pursuant to Article 256 of Law No. 6,404/76, (i) the transaction for the acquisition of the totality of the quotas representing 100% (one hundred percent) of the voting and total capital of Jantus SL, under the sale and purchase agreement referred to as Agreement for the Sale and Purchase of Jantus SL, executed on April, 7th, 2011 by the Company’s subsidiary CPFL Comercialização Brasil S.A., and further assigned to CPFL Energias Renováveis S.A. on September, 21st, 2011; and (ii) (1) the hiring of a specialized company Apsis Consultoria Empresarial Ltda. to prepare, pursuant to item II of Article 256 of Law No. 6,404/76, the appraisal report of Jantus SL, and (2) the appraisal report of Jantus SL, prepared by the specialized company Apsis Consultoria Empresarial Ltda., based on the net worth of Jantus SL on November 30, 2011, for purposes of determination of the amounts provided in item II of Article 256 of Law No. 6,404/76, provided that, pursuant to the appraisal report the ratification of the transaction above mentioned shall not grant the right to dissenting shareholders to withdraw from the Company, in accordance to Article 256, paragraph 2 of Law No. 6,404/76.

General Instructions:

1. Shareholders owners of common shares issued by the Company may participate in the AGO/E by themselves, through their legal representatives or attorneys-in-fact, provided that the name of such shareholder is registered in the share registry book of the Company at the financial custodian institution of the shares of the Company – Banco do Brasil S.A. The shareholders, in accordance with the terms of Article 126 of Law No. 6,404/76 must observe the following procedures:

(a) The Company requests the shareholders who intend to be represented by an attorney-in-fact to deposit the power of attorney and of the required documents up to 24 hours before the time scheduled to hold the AGO/E, in accordance with the provisions of the current Article 12 of the Bylaws of the Company, to expedite the process for their identification. The shareholders who attend the AGO/E with the required documents will be able to attend the meeting and vote, notwithstanding the lack of prior deposit; and

(b) before the beginning of the AGO/E: (i) in case of individuals – identification document; (ii) in case of legal entities – identification document of the legal representative of the shareholder, duly accompanied by a certified copy or original of the organizational documents of the legal entity, as well as the corporate document which elected the legal representative of the company (minutes of the meeting which elected the officers); and (iii) in case of legal entity organized in the form of Investment Funds – identification document of the legal representative of the administrator of the Investment Fund (or manager of the fund, as the case may be), duly accompanied by a certified copy or original of the Bylaws of the Investment Fund, or the Bylaws or Articles of Organization of its administrator (or manager, as the case may be), jointly with the corporate document which elected the legal representative.

2. According to CVM Instruction No. 165/91, further amended by CVM Instruction No. 282/98, the minimum percentage of voting capital participation in order to require the adoption of a multiple vote procedure in electing the Board of Directors’ members is 5% (five percent), and this right shall be exercised by shareholders at least 48 hours before the AGO/E, pursuant to Article 141, paragraph 1, of Law No. 6,404/76.

3. The documents related to the matters to be decided on at the AGO/E, pursuant to Article 6 of CVM Instruction No. 481/09, are available to the shareholders of the Company, as of this date, at the head office of the Company, at its website (www.cpfl.com.br/ri), as well as at the website  of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br).

São Paulo, March 13, 2012.

Murilo Passos

President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.